

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 3, 2017

Fumihiro Kozato
President and Chief Executive Officer
Techpoint, Inc.
2550 N. First Street, #400
San Jose, CA 95131

> **Re: Techpoint, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 7, 2017**
> **CIK No. 0001556898**

Dear Mr. Kozato:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page, page 1

1.   We note from your response to prior comment 1 that trading in Japan is expected to begin immediately and we note from your response to prior comment 2 that the company will not request effectiveness of the Registration Statement until such time as the offering contemplated thereby has been approved by the relevant authorities in Japan. In order for us to further evaluate your response to prior comment 2, please clarify for us your anticipated timing with respect to requesting acceleration of your registration statement, receiving the required regulatory approvals in Japan, completing your offering and having your JDSs listed on the Tokyo Stock Exchange.

Overview, page 1

2.   We note your revised disclosure in response to prior comment 6. It remains unclear whether Phitec or Hikvision make the decision to purchase your products. Please revise or advise.

Comparison of the Years Ended December 31, 2016 and December 31, 2015, page 48

3.   We note your disclosure that your revenue increased primarily due to a 43% increase in volume of shipments offset by a change in average selling price due to product mix. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the prior comparable period, management should disclose the nature of each item that caused the significant change and quantify the change. For example, please quantify the change in average selling prices for the periods presented. Refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

Quasi-California Corporation, page 87

4.   We note your added disclosure on this page that you may be treated as a quasi-California corporation and subject to certain provisions of the General Corporation Law of the State of California even though you are incorporated in Delaware. Please revise to disclose any material implications to making an investment decision arising from your potential treatment as a quasi-California corporation.

Note 1. Organization and Summary of Significant Accounting Policies

Net Income per Common Share, page F-10

5.   Please revise to show or explain how you determined the amount of your pro forma net income for purposes of calculating your pro forma net income per share.

Fumihiro Kozato
Techpoint, Inc.
April 3, 2017
Page 3

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: James Masetti, Esq.
        Pillsbury Winthrop Shaw Pittman LLP